Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

Ratio of Earnings to Fixed Charges:

	Year Ended	Year Ended	Year Ended	Quarter Ended	Quarter Ended
	12/26/2004	12/25/2005	12/31/2006	3/31/2007	3/26/2006
Interest expense	$112	$105	$126	$78	$23
Capitalized interest	9	35	10	6	2
Estimated interest
Estimated interest portion of financing cost	14	16	15	6	3

Fixed charges	$135	$156	$151	$90	$28

Income (loss) before minority interest, equity in net loss of Spansion Inc. and other and income taxes	79	140	(70)	(564)	244
Fixed charges	135	156	151	90	28
Less: interest charges capitalized	(9)	(35)	(10)	(6)	(2)
Amortization of capitalized interest	16	10	6	2	1

Earnings (loss)	$221	$271	$77	$(478)	$271

Ratio of earnings to fixed charges	1.64	1.74	*	*	9.59

*	Earnings are inadequate to cover fixed charges in these periods.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes, minority interest, and equity in net loss of Spansion Inc. and other plus fixed charges. For the fiscal year ended 2006, earnings were insufficient to cover fixed charges by $74 million. For the quarter ended March 31, 2007, earnings were insufficient to cover fixed charges by $568 million.